Writer’s Direct Number	Writer’s E-mail Address

212.756.2376	eleazer.klein@srz.com

October 12, 2016

VIA EDGAR AND ELECTRONIC MAIL

Perry Hindin Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance 100 F Street, NE U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:

Monster Worldwide, Inc.

Responses to Letter dated October 7, 2016 with respect to Preliminary Consent Solicitation Statement on Schedule 14A filed by MediaNews Group, Inc. et al.

Filed September 30, 2016

File No. 001-34209

Dear Mr. Hindin:

On behalf of MediaNews Group, Inc. and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated October 7, 2016 (the “SEC Comment Letter”) in connection with the Preliminary Consent Statement on Schedule 14A filed on September 30, 2016 (the “Preliminary Consent Statement”) with respect to Monster Worldwide, Inc. (“Monster” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, the Filing Persons are filing a revised Preliminary Consent Statement on Schedule 14A (the “Revised Consent Statement”). The Revised Consent Statement reflects revisions made to the Preliminary Consent Statement in response to the comments of the Staff in the SEC Comment Letter. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Consent Statement, while the page numbers in the responses refer to pages in the Revised Consent Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Consent Statement.

Preliminary Consent Statement filed on September 30, 2016

General

1.	We note that the preliminary consent statement filed on September 30, 3016 was filed on EDGAR with the tag “PREC14C.” Please note for future reference that that proper tag for a preliminary consent solicitation is “PREC14A.” Please refer to https://www.sec.gov/info/edgar/forms/edgform.pdf.

The Filing Persons take note of your comment and will tag future filings accordingly. The Revised Consent Statement is tagged as “PRRN14A.”

2.	We note the statements in the first paragraph on page 2 of the preliminary consent statement that:

•	“We believe this is especially the case in light of the Board’s decision to enter into a merger agreement…with…Randstad whereby Randstad will acquire the Company for $3.40 per share of Common Stock, which we believe greatly undervalues the Company.”
•	“Despite the current state of Monster’s business, we are confident there is a path forward for the Company that would create significantly more value for stockholders than selling to Randstad at $3.40 per share.”

These and similar statements that serve as solicitations or recommendations by the filing persons should also be filed under the cover of Schedule 14D-9. Refer to Exchange Act Section 14d-9(b).

In response to your comment, while the Filing Persons do not believe they were soliciting or recommending anything with these statements, which were simply statements of their belief, the Filing Persons have no objections to filing these statements and, therefore, have included the revised versions of the above statements, as well as other similar statements, on Schedule 14D-9/A, which is being filed concurrently with the filing of the Revised Consent Statement.

3.	We note the disclosure on page 5 indicating that on June 16, 2016 “representatives of MNG…had a call with Bob Jones, a member of the Company’s investor relations team.” It is our understanding that:

•	Faisal Ahmed, who we also understand is a representative of Alden Global Capital LLC, an affiliate of MNG, requested the call and then attended the call;
•	during the June 16 call with Bob Jones, Faisal Ahmed and another participant, Joseph Anto, indicated that they were representatives of an investment firm with $800 million in equity assets that was formerly known as BreakPoint; and
•	Alden Global Capital was formerly Breakpoint Capital Group LLC.

Please revise the disclosure to clarify the relationship between the two aforementioned individuals and MNG and why they are considered representatives of MNG and not Alden Global Capital. Please also consider whether such individuals and/or Breakpoint meet the definition of “participant” as defined in Instruction 3 to Item 4 of Schedule 14A, including clause (iv) of

Instruction 3. To the extent such individuals and Breakpoint/Alden Capital meet the definition of “participant,” the preliminary consent solicitation statement should be supplemented accordingly, including by revising the cover page of the Schedule 14A and providing the disclosure called for by Item 4(b) and 5(b) with respect to Mr. Ahmed and Breakpoint/Alden Capital.

In response to your first comment above, the Filing Persons have revised the disclosure with respect to interactions between certain Filing Persons, a representative of Monster, and a representative of Alden Global Capital LLC (“Alden”) on page 5 of the Revised Consent Statement. In response to your second comment above, the Filing Persons do not believe that such representative of Alden or that Alden itself may be deemed to be a “participant” in this Consent Solicitation because neither such representative nor Alden is a nominee in the Consent Solicitation, soliciting proxies, financing or joining with another to finance the solicitation of proxies, and is not lending money, furnishing credit, or entering into any other arrangements, contract, or understanding with a participant for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant.

In addition, as disclosed on page 20 of the Revised Consent Statement, under the header “Who is making this Consent Solicitation and who is paying for it?” MNG has disclosed that it is bearing the cost of expenses in connection with this Consent Solicitation. Finally, we note that Joseph Anto, the MNG representative referenced above who was on the call with Monster’s investor relations representative, has been disclosed as a participant by virtue of his status as a Nominee.

4.	Refer to the following statements:

•	MNG is “confident there is a path forward for the Company that would create significantly more value for stockholders than selling to Randstad at $3.40 per share”; and
•	“replacing the Board with our Nominees will give us the best chance of turning around the Company’s serial underperformance”

Please provide additional detail regarding the “path forward” that MNG believes would create “significantly more value” for stockholders than selling to Ranstad. In addition, given that the Company is currently a party to the Merger Agreement for which it does not appear to have a contractual right to terminate outside of the specific provisions set forth in Article 7, please supplement the disclosure to disclose how MNG and its Nominees would be able to pursue these alternatives. For example, disclose whether MNG and its Nominees intend to seek to terminate the Merger Agreement and the resulting consequences, including whether the Company would be obligated to pay a termination fee, the potential liability to the Company if Randstad were to sue for damages and whether Randstad would be entitled to seek specific performance. If MNG and its nominees do not intend to terminate the Merger Agreement, please disclose this and also explain in the disclosure how they intend to pursue the “path forward” and “[turn] around the Company’s serial underperformance.”

In response to your comment, the Filing Persons have revised and supplemented the disclosure regarding the “path forward” and “turning around the Company” on pages 2 and 17 of the Revised Consent Statement. In addition, the Filing Persons have supplemented the disclosure to indicate that (1) the Nominees do not have the ability to terminate the Merger Agreement should both the Nominees be elected to the board of Monster and if the Tender Offer is not yet be consummated or if the Tender Offer is successful prior to the November 30, 2016 deadline set forth in the Merger Agreement and (2) should the Tender Offer not have been consummated prior to such deadline, the Nominees currently intend to terminate the Merger Agreement.

5.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide support for the following and revise accordingly:

•	“For the Proposals to be effective…written consents… must be delivered to the Company, under Delaware law and the Bylaws, within 60 days of the earliest dated written consent delivered to the Company.” (page 2) It is our understanding that under Article VI, Section 5 of the Company’s bylaws, the consents must be delivered to the Company within 60 days of the record date. As currently written, your statement suggests that there would be no time limit between the record date and when the action by consent may be taken.

In response to your comment, the Filing Persons respectfully direct your attention to Section 228 of the Delaware General Corporation Law, which states “no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section to the corporation, written consents signed by a sufficient number of holders or members to take action are delivered to the corporation.” According to the Delaware Chancery Court,  "[t]he statute clearly establishes a 60-day maximum period within which consents may validly be delivered to a corporation, after the earliest dated consent." Centaur Partners IV v. Nat’l Intergroup, Inc., C.A. No. 11572 (Del. Ch. July 5, 1990), slip op. at 11. While the Board of the Company may be entitled to set a record date for the purposes of determining stockholders entitled to consent to an action without a meeting, such record date may not accelerate the deadline for delivery for written consents, which is governed by statute. Accordingly, the second paragraph in Article VI, Section 5 of the Company’s bylaws sets forth the Board’s procedures and timelines for the record date for the purposes of “determin[ing] the stockholders entitled to consent to corporate action in writing without a meeting” and does not include a time limit between the record date and when the action by consent may be taken.

•	“Under Delaware case law, the Board’s fiduciary duties require them to approve the election of the Nominees unless they identify a specific and substantial risk to the Company or its creditors posed by the Nominees.” (page 15)

In response to your comment, the Filing Persons have revised the disclosure on page 14 of the Revised Proxy Statement to disclose support for the contention that Board’s fiduciary duties require for them to support the election of the nominees in light of the amount of debt currently outstanding under the Company’s credit agreement with a proxy put allowing for the acceleration of repayment or an event of default as a result of the election of the nominees. In addition, the Filing Persons are hereby providing as supplemental support the following two additional examples where Delaware courts have clarified the law around “proxy puts”—provisions in credit agreements and other debt documents where a Change of Control is triggered by “the election of a new board majority not approved by the incumbent board, and that such a Change of Control would trigger the requirement in [the Company’s] note indentures that [the Company] offer to repurchase its existing debt”—and stated the standard applicable to directors with respect to the approval of a rival slate of nominees for purposes of a proxy put.

(a)       In Kallick v. SandRidge Energy, 68 A.3d 242, 260-61 (Del. Ch. 2013), the Delaware Court of Chancery, in granting a preliminary injunction to the plaintiff with respect to a proxy put, stated, “where an incumbent board cannot identify that there is a specific and substantial risk to the corporation or its creditors posed by the rival slate, and approval of that slate would therefore not be a breach of the contractual duty of good faith owed to noteholders with the rights to the Proxy Put, the incumbent board must approve the new directors as a matter of its obligations to the company and its stockholders, even if it believes itself to be better qualified and have better plans for the corporation than the rival slate.

(b)       In Pontiac General Employees Retirement System v. Healthways, Inc., C.A. No. 9789-VCL (Del. Ch. Oct. 14, 2014) (transcript ruling), the Delaware Court of Chancery (VC Laster), in a bench ruling, noted that there was ample precedent from the Court putting lenders on notice that proxy puts were “highly suspect” because of their “recognize[d] entrenching effect.”

6.	We note that the filing persons have made statements in their soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of the Company’s management and board of directors, all without adequate factual foundation. The following are examples of such statements:

•	“As a result, we have assembled a slate of director candidates to replace the current Board, which has proven time and again its inability to make the right strategic and operational decisions to create value for stockholders. We are confident that with the right leadership and oversight, Monster can stem the revenue declines it is experiencing and restructure its operations to significantly increase profitability.”
•	“The incumbent Board is responsible for the flawed and unorganized sale process that led to the current deal with Randstad, the poor operation of the business that has led to a prolonged and consistent destruction of shareholder value…”
•	“We believe that replacing the Board with our Nominees will give us the best chance of turning around the Company’s serial underperformance and to ensure that Monster will not again enter into a merger agreement that allows for a third party to purchase shares at such a disadvantageous price.”

Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent the filing persons are unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

In response to your comment, the Filing Persons have revised and supplemented the foregoing statements in the Revised Proxy Statement to add additional proper factual foundations.

Proposal 1: The Bylaw Restoration Proposal, page 6

7.	We note the statement on page 6 that “MNG is not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal” and that “[i]f the Board does not effectuate any additional changes to the version of the Bylaws publicly available in filings by Monster with the SEC on March 21, 2016, the Bylaw Restoration Proposal will have no further effect.” However, it is our understanding that the proposal would repeal the amendment to the Amended and Restated Bylaws, effective August 7, 2016, that added an exclusive forum provision which was described in the Company’s Current Report on Form 8-K filed with the Commission on August 9, 2016, along with a copy of the amended Bylaws. Please revise the disclosure accordingly.

In response to your comment, the Filing Persons have revised the proposal and the disclosure throughout the Revised Consent Statement to refer to Bylaws filed on August 9, 2016.

Proposal 4: The Election Proposal, page 9

8.	Refer to the last paragraph on page 14 regarding the arrangement between MNG and Mr. Dienst. With a view towards disclosure, please describe the conditions pursuant to which Mr. Dienst may be entitled to a percentage of MNG’s net appreciation and quantify such percentage. Refer to Item 5(b)(2) of Schedule 14A.

In response to your comment, the Filing Persons have provided a specific percentage of net appreciation that will be paid to Mr. Dienst and detailed the conditions upon which such percentage will be paid on page 13 of the Revised Consent Statement.

9.	Refer to the third paragraph on page 15. In the sentence beginning with “If fewer than six directors…” it appears that the reference should be to seven directors. Please advise or revise.

In response to your comment, the Filing Persons have revised the disclosure to refer to “seven directors”.

Potential Effects upon Change of Control, page 15

10.	Disclosure on page 16 describes the effect under certain of the Company’s compensation plans if MNG successfully replaces the current Board with the Nominees, including that that accelerated vesting of certain equity awards may occur upon a Change in Control. It is our understanding that some of the award agreements have single-trigger Change in Control vesting provisions and that, with respect to those awards, accelerated vesting will occur if MNG is successful in replacing the current Board. For example, it is our understanding that Messrs. Yates, Stoever and Miller and the directors hold equity awards with single-trigger vesting provisions that, at a per share merger consideration price of $3.40, would have an aggregate value of approximately $2.2 million. Please revise and supplement the current disclosure accordingly.

In response to your comment, the Filing Persons have supplemented the disclosure on page 15 of the Revised Consent Statement to provide information regarding accelerated vesting of equity awards under single-trigger vesting provisions.

Where can I find additional information concerning Monster? Page 22

11.	It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the Company’s consent revocation statement. Please note that in our view, reliance on Rule 14a-5(c) before the Company disseminates information to security holders is not appropriate. Please tell us whether you intend to disseminate your consent solicitation statement prior to the distribution of the Company’s consent revocation statement, and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a consent solicitation supplement.

In response to your comment, and pursuant to our discussions with the Staff, the Filing Persons have indicated, at page 27 of the Revised Consent Statement, an undertaking to distribute to the stockholders a supplement containing the required information, prior to consummation of the consent solicitation, if the Company does not distribute a consent revocation statement to its stockholders prior to such time. If the Company does so distribute a consent revocation statement, the Filing Persons will file a supplement to the consent statement with the Commission referring stockholders to such consent revocation statement.

Proxy Card

12.	Please revise the instructions to Proposal 1. As currently written it appears you are missing language following the phrase “…removal of all of the above-named persons, check…” and before the phrase “…the removal of certain…”

In response to your comment, the Filing Persons have revised the instructions to include the missing language.

Annex I

13.	Disclosure in Annex I refers to the “Company’s Solicitation/Recommendation Statement on Schedule 14D9, filed with the SEC on August 19, 2016.” MNG, but not the Company, filed a Schedule 14D-9 on August 19, 2016. Please revise.

In response to your comment, the Filing Persons have revised the disclosure in Annex I to reference Monster’s Tender Offer Statement on Schedule TO-T/A, filed with the SEC on October 3, 2016.

* * *

Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein
Eleazer Klein

Encls.